UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Disclosures to Sources of Proposed Financing

Background

In June 2016, Intelsat S.A. (the “Company” or “Intelsat”) executed confidentiality agreements with certain unaffiliated investment funds (the “Potential Financing Sources”) to facilitate discussions with the Potential Financing Sources concerning a proposed issuance of secured notes by Intelsat’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), the proceeds of which would be used to finance Intelsat Jackson’s previously announced tender offers (the “Tender Offers”) for its 6  5⁄8% Senior Notes due 2022, 5  1⁄2% Senior Notes due 2023 and 7  1⁄2% Senior Notes due 2021 (a “Financing”). Pursuant to the confidentiality agreements, Intelsat agreed to disclose publicly after a specified period (i) that the Company and the Potential Financing Sources have engaged and continue to engage in discussions concerning a Financing and (ii) certain confidential information concerning Intelsat that Intelsat has provided to the Potential Financing Sources. The information included in this Report on Form 6-K is being furnished, in part, to satisfy Intelsat’s public disclosure obligations under certain of the confidentiality agreements.

Disclosures Regarding Financing

In connection with a potential Financing, the Company made an indicative non-binding proposal on terms substantially similar to those governing Intelsat Jackson’s 8% Senior Secured Notes due 2024, but with a market-based yield and modified call features, reflective of the current risk considerations. The Company has engaged in substantive discussions regarding such terms with certain of the Potential Financing Sources, and discussions are ongoing with certain of these Potential Financing Sources. As of the date hereof, no agreement has been reached by Intelsat with any party with respect to the Financing, and no assurances can be given as to the result of such discussions or Intelsat Jackson’s ability to raise sufficient funds and complete the Tender Offers, whether in whole or at reduced levels.

In connection with such discussions, the Company and the Potential Financing Sources have considered the allegations contained in three letters (the “Letters”) received by the Company (two of which have been publicly disclosed by the Company) from certain funds affiliated with Aurelius Capital Management, LP (“Aurelius”) that purport to hold outstanding 7.25% Senior Notes due 2020 (the “2020 Notes”) of Intelsat Jackson and from counsel to such funds. The Company believes that the transactions referenced in the Letters were in compliance with our debt agreements and that allegations to the contrary set forth in the Letters are wrong. The Company intends to vigorously defend its position in any actions or proceedings stemming from such allegations. Nonetheless, the Company disclosed certain risks to the Potential Financing Sources relating to the Letters, as follows:

•	The matters asserted in the Letters, or other allegations alleging a default by the Company, may become the subject of legal proceedings. No assurance can be given that the Company would prevail in any such legal proceedings.

•	No assurance can be given that holders of the 2020 Notes or the Company’s other indebtedness, including lenders under Intelsat’ Jackson’s secured credit facility, will not take a similar position to Aurelius, raise new allegations, pursue legal proceedings or assert a default under the applicable debt agreements and seek to enforce their rights and remedies, including acceleration of our debt obligations.

•	The Company relies on access to debt capital in order to address maturities of its existing indebtedness as it comes due. The pendency of the allegations made in the Letters and the possibility of the other consequences set out herein may make it difficult for the Company to access the capital markets or obtain credit, or may make the terms on which the Company could raise money more onerous.

•	The Company believes that there are exceptions to the applicable covenants under the secured credit facility of Intelsat Jackson that permit the Financing currently under discussion, regardless of whether a default exists under such facility. However, if it were ultimately determined that a default related to the matters addressed in the Letters existed under Intelsat Jackson’s secured credit facility at the time the proposed Financing is consummated, and that the absence of default was a condition to the Financing being permitted under the credit facility, then it could be argued that the Financing violated the terms of Intelsat Jackson’s credit facility.

•	If a default or event of default, as applicable, were to occur under any of the Company’s material debt agreements and not timely cured, the indebtedness thereunder could be declared immediately due and payable and such acceleration could result in an event of default under, and acceleration of, the Company’s other indebtedness.

The information contained in this report shall be deemed to be incorporated by reference into the amended and restated Offer to Purchase of Intelsat Jackson, dated May 17, 2016 with respect to the Tender Offers.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K, including statements regarding the Tender Offers and the proposed Financing, and whether or not such transactions will be consummated, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreeements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the proposed Financing and the Tender Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2016	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer